UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

IPG Photonics Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44980X 10 9

(CUSIP Number)

Angelo P. Lopresti
IPG Photonics Corporation
50 Old Webster Road
Oxford, MA 01540
508-373-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44980X 10 9	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Massachusetts

	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,786,003

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,786,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,786,003

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.34%

14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 44980X 10 9	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Angelo P. Lopresti, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power 54,661

	8.	Shared Voting Power 16,715,003

	9.	Sole Dispositive Power 54,661

	10.	Shared Dispositive Power 16,715,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,769,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.13%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nikolai Platonov, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States and Russia

	7.	Sole Voting Power 6,363

	8.	Shared Voting Power 15,731,003

	9.	Sole Dispositive Power 6,363

	10.	Shared Dispositive Power 15,731,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,737,366

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.16%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Alexander Ovtchinnikov, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States and Russia

	7.	Sole Voting Power 58,775

	8.	Shared Voting Power 16,715,003

	9.	Sole Dispositive Power 58,775

	10.	Shared Dispositive Power 16,715,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,773,778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.14%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 6 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eugene Scherbakov, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States and Russia

	7.	Sole Voting Power 25,584

	8.	Shared Voting Power 16,715,003

	9.	Sole Dispositive Power 25,584

	10.	Shared Dispositive Power 16,715,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,740,587

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.07%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 7 of 9

Introductory Note:

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons on December 21, 2010, as amended on January 24, 2011, May 23, 2011 and December 17, 2012 (as amended, the “Schedule 13D”). This Amendment No. 4 to Schedule 13D is filed to reflect a change in ownership in excess of 1% of the outstanding common stock of IPG Photonics Corporation and amends Item 4 and Item 5. Except as expressly set forth herein, there have been no changes in the information set forth in Amendment No. 3 to Schedule 13D filed on December 17, 2012.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

Between December 17, 2012 and the date of this Amendment No. 4 to Schedule 13D, the Reporting Persons disposed of beneficial ownership of shares of the Issuer’s Common Stock as follows: the Valentin Gapontsev Trust I - 497,999, Angelo P. Lopresti - 571,403, Nikolai Platonov - 529,636, Alexander Ovtchinnikov - 602,574, and Eugene Scherbakov - 556,500. Of the shares disposed of by Messrs. Lopresti, Platonov, Ovtchinnikov and Scherbakov, 497,999 shares beneficially owned by the Valentin Gapontsev Trust I were disposed of, 35,000 shares beneficially owned by the Valentin Gapontsev Trust II were disposed of, and 16,000 shares beneficially owned by the Valentin Gapontsev Trust III were disposed of, all in brokerage transactions at various market prices. During this period of time, the trustees acquired shares through the exercise of employee stock options from the Issuer and the vesting of restricted stock units, and disposed of shares in brokerage transactions at various market prices or through a withholding of shares to cover tax obligations.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the initial Schedule 13D.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

Item 5.	Interest in Securities of the Issuer Item 5 is amended and restated in its entirety to read as follows:

(a)-(b)
Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person. The individual Reporting Persons named in Item 2, above, by virtue of being trustees of the Valentin Gapontsev Trust I, the Valentin Gapontsev Trust II and/or the Valentin Gapontsev Trust III may be deemed to have the power to direct the voting and disposition of the shares of the Issuer’s common stock owned by the respective Trust, including the7,064,044 shares of Common Stock of the Issuer beneficially owned by IPFD, in which the Valentin Gapontsev Trust I, holds a 48.0% interest and the Valentin Gapontsev Trust III holds a 2.0% interest.

(c)	The Reporting Persons effected the following transactions in shares of the Issuer’s Common Stock over the last 60 days:

CUSIP NO. 44980X 10 9	Page 8 of 9

Name	Date (Transaction)	Transaction Type	Shares (#)	Price ($)
Valentin Gapontsev Trust I	12/5/2014	Open Market Sale of Non-Derivative Securities	13,200	77.53
Valentin Gapontsev Trust I (Indirect)	12/5/2014	Open Market Sale of Non-Derivative Securities	66,300	77.13
Valentin Gapontsev Trust I	12/8/2014	Open Market Sale of Non-Derivative Securities	21,800	76.20
Valentin Gapontsev Trust I (Indirect)	12/8/2014	Open Market Sale of Non-Derivative Securities	3,700	76.49

Angelo Lopresti	12/3/2014	Exercise of Derivative Security (Employee Stock Options)	6,562	15.82
Angelo Lopresti	12/3/2014	Open Market Sale of Non-Derivative Securities	6,562	75.94
Angelo Lopresti	12/30/2014	Exercise of Derivative Security (Employee Stock Options)	6,563	15.82
Angelo Lopresti	12/30/2014	Open Market Sale of Non-Derivative Securities	6,563	75.92
Angelo Lopresti	12/31/2014	Disposition for Payment of Tax-Liability	516	74.92
Angelo Lopresti	2/9/2015	Exercise of Derivative Security (Employee Stock Options)	6,563	15.82
Angelo Lopresti	2/9/2015	Open Market Sale of Non-Derivative Securities	6,563	85.27

Alex Ovtchinnikov	12/3/2014	Exercise of Derivative Security (Employee Stock Options)	12,600	15.82
Alex Ovtchinnikov	12/3/2014	Open Market Sale of Non-Derivative Securities	12,600	75.94
Alex Ovtchinnikov	12/31/2014	Disposition for Payment of Tax-Liability	516	74.92
Alex Ovtchinnikov	12/31/2014	Exercise of Derivative Security (Employee Stock Options)	6,562	15.82
Alex Ovtchinnikov	12/31/2014	Open Market Sale of Non-Derivative Securities	6,562	75.18
Alex Ovtchinnikov	2/4/2015	Open Market Sale of Non-Derivative Securities	2,187	78.05
Alex Ovtchinnikov	2/6/2015	Open Market Sale of Non-Derivative Securities	18,889	81.16
Alex Ovtchinnikov	2/9/2015	Open Market Sale of Non-Derivative Securities	23,334	85.06

Eugene Scherbakov	12/12/2014	Exercise of Derivative Security (Employee Stock Options)	4,588	15.82
Eugene Scherbakov	12/12/2014	Open Market Sale of Non-Derivative Securities	4,588	75.39
Eugene Scherbakov	12/19/2014	Exercise of Derivative Security (Employee Stock Options)	700	15.82
Eugene Scherbakov	12/19/2014	Open Market Sale of Non-Derivative Securities	700	75.69
Eugene Scherbakov	12/22/2014	Open Market Sale of Non-Derivative Securities	400	75.92
Eugene Scherbakov	12/22/2014	Exercise of Derivative Security (Employee Stock Options)	400	15.82
Eugene Scherbakov	12/31/2014	Disposition for Payment of Tax-Liability	526	74.92

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 44980X 10 9	Page 9 of 9
Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 11th day of February, 2015

THE VALENTIN GAPONTSEV TRUST I

By: /s/ Angelo P. Lopresti
Angelo P. Lopresti
Trustee

By: /s/ Alexander Ovtchinnikov
Alexander Ovtchinnikov
Trustee

By: /s/ Nikolai Platonov
Nikolai Platonov
Trustee

By: /s/ Eugene Scherbakov
Eugene Scherbakov
Trustee

ANGELO P. LOPRESTI

/s/ Angelo P. Lopresti

ALEXANDER OVTCHINNIKOV

/s/ Alexander Ovtchinnikov

NIKOLAI PLATONOV

/s/ Nikolai Platonov

EUGENE SCHERBAKOV

/s/ Eugene Scherbakov